08/02/2012

VIA EDGAR

Division of Corporation Finance

US Securities & Exchange Commission

100 F Street , N.E.

Washington, D.C. 20549

Request for Deletion of Jones Lang LaSalle Income Property Trust, Inc. Form 8-K

Filing: CIK No. 0001314152

Accession Number: 0001193125-12-329153

To Whom It May Concern:

On August 1, 2012, our filing agent inadvertently transmitted the above filing tagged electronically for the wrong filer. The CIK number for Jones Lang LaSalle Income Property Trust, Inc. is 0001314152. The above filing was actually for our affiliate, Jones Lang LaSalle Incorporated, whose CIK number is 0001037976. Jones Lang LaSalle Incorporated has since had this Form 8-K re-filed using the appropriate electronic tag.

In view of the fact that this was clearly a clerical error and beyond our control, we respectfully request that Accession Number 0001193125-12-329153 be removed from the EDGAR database.

Should you have any questions, please feel free to contact me at 312-228-2755. Also, my fax number is 312-228-2277.

Sincerely,

/s/ Gordon G. Repp

Gordon G. Repp
General Counsel and Secretary